[redacted]

15048254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Estrada Hinojosa & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main St., Suite 4700, LB 47
(No. and Street)

Dallas, (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

12221 Merit Drive, Suite 1400, Dallas, Texas 75251
(Address) (City) (State) (Zip Code)

RECEIVED
2015 MAR -4 PM 4:21
SEC / MR

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noe Hinojosa, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa & Company, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA ANN GARZA
Notary Public, State of Texas
My Commission Expires
November 10, 2015

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2898*********************MIXED AADC 220
037440 FINRA DEC
ESTRADA HINOJOSA & COMPANY INC
47TH FLOOR LB 47
1717 MAIN ST STE 4700
DALLAS TX 75201-4640

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Felt (214) 658-1670

2. A. General Assessment (item 2e from page 2) $ 27,432

B. Less payment made with SIPC-6 filed (exclude interest) (9,859)

7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,573

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,573

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,573

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

RECEIVED
2015 MAR -4 PM 4:21
SEC / MR

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

R. Estrada
(Authorized Signature)

Dated the 25 day of February, 20 15.

CCO & Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,027,710
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	14,280
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 40,671	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	54,951
2d. SIPC Net Operating Revenues	$ 10,972,759
2e. General Assessment @ .0025	$ 27,432
	(to page 1, line 2.A.)

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2014 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 16 through 17 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 16 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 27, 2015

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash	$	1,938,192
Cash deposits with clearing organization		1,025,000
Receivable from brokers and dealers		602,522
Marketable securities		1,554,274
Due from shareholder		15,000
Trade receivables		1,182,991
Other receivables		76,419
Property and Equipment, Net		106,102
Prepaid expenses		113,832
Deferred tax asset		158,510
Other assets less accumulated amortization of $120,000		476,494
Total Assets	$	7,249,336
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,193,582
Federal and state taxes payable		163,353
Notes payable		412,603
Deferred tax liability		71,170
Total Liabilities		1,840,708
Stockholders' Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and 11,726 outstanding		120
Additional paid-in capital		289,377
Treasury stock, at cost, 225 shares		(89,671)
Retained earnings		5,208,802
Total Stockholders' Equity		5,408,628
Total Liabilities and Stockholders' Equity	$	7,249,336

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Revenue	
Underwriting	$ 3,422,307
Financial advisory	7,364,893
Interest and other income	240,510
Total revenue	11,027,710
Operating expenses	
Commissions	3,372,328
Clearing costs	14,280
Employee compensation	4,570,230
Office rent	492,700
Depreciation	31,320
Amortization	20,000
Interest expense	40,671
Other operating expenses	2,256,198
Total operating expenses	10,797,727
Income before income taxes	229,983
Income tax expense	147,008
Net income	$ 82,975

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance,					
December 31, 2013	$ 120	$ 289,377	$ (89,671)	$ 4,997,979	$ 5,197,805
Stock compensation expense	-	-	-	127,848	127,848
Net income	-	-	-	82,975	82,975
Balance,					
December 31, 2014	$ 120	$ 289,377	$ (89,671)	$ 5,208,802	$ 5,408,628

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash Used in Operating Activities:	
Net income	82,975
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation expense	31,320
Amortization expense	20,000
Stock compensation expense	127,848
Change in marketable securities	(1,554,274)
Change in securities owned	2,335,693
(Increase)/decrease in assets	
Receivable from brokers and dealers	(501,274)
Trade receivables	(555,397)
Other receivables	117,474
Prepaid expenses	(51,803)
Deferred tax asset	(22,668)
Other assets	5,241
Increase/(decrease) in liabilities	
Accounts payable and accrued expenses	672,033
Payable to broker-dealers and clearing organizations	(1,455,434)
Federal and state taxes payable	63,800
Deferred tax liability	(33,191)
Cash used in operating activities	(717,657)
Cash Used in Investing Activities	
Purchases of property and equipment	(60,660)
Cash used in investing activities	(60,660)
Cash Used in Financing Activities	
Payments on notes payable	(5,516)
Cash used in financing activities	(5,516)
Net Decrease in Cash	(783,833)
Cash at beginning of year	2,722,025
Cash at End of Year	1,938,192
Supplemental information:	
Cash paid for interest	45,912
Cash paid for taxes	83,208

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, registered investment advisory services, continuing disclosure submission services, and secondary market sales.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2014, the Company had no accounts that management believes were doubtful of being collected.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives of seven years using the straight-line method.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment (continued)

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

Revenue Recognition

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

Financial advisory fees are recorded on the date of closing. In addition, the Company occasionally acts as a co-financial advisor in which a joint financial advisory relationship exists between the Company and a municipality, as well as between another dealer and the municipality to provide financial advisory services. Co-financial advisor fees are recorded when earned.

Underwriting fees, including management fees and fees for group or designated orders in connection with a specific bond issue are recorded on the date of closing, net of syndicate expenses arising from a bond issuance in which the Company participates as a syndicate member. In the instance where the Company is the designated senior-managing underwriter, underwriting fees in connection with a specific bond issue are recorded on trade date. In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2014, and were subsequently settled, had no material effect on the Financial Statements as of that date.

Secondary market sales of municipal securities held arising from unsold balances in connection with a specific bond issue, including gains and losses resulting from such transactions, are recorded on trade date.

Fees for placement agent services, registered investment advisory services, and continuing disclosure submission services are recorded when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2014, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. For federal and state taxes, as of December 31, 2014, the Company's fiscal years 2011 through 2013 remain subject to examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at Fair Value and investment transactions are recorded on the trade date. FASB ASC 820 "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 3. FAIR VALUE - CONTINUED

Fair Value Measurement (continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: are significant unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2014, marketable securities classified as Level 1 in the fair value hierarchy had a fair value of $1,554,274. Marketable securities consist of mutual funds. The Company utilizes quoted market prices to value the mutual funds. For marketable securities, the unrealized loss as of December 31, 2014 on these marketable securities was $13,859 and which is included in interest and other income in the statement of income.

At December 31, 2014, the Company does not own securities at fair value. Securities owned, at fair value consist of underwritten bond issues which did not sell out but which will be sold in the secondary market. Such securities owned are generally classified in Level 1 of the fair value hierarchy. There was an unrealized gain of $168,541 as of December 31, 2014, which is included in interest and other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

NOTE 3. FAIR VALUE – CONTINUED

Fair Value Measurement – (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Total
International bond fund	$ 734,339	$ -	$ -	$ 734,339
Short term bond fund	819,935	-	-	819,935
U.S. Government and Agency	-			-
TOTALS	$ 1,554,274	$ -	$ -	$ 1,554,274

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,000,000	-
Receivables from and payables to broker-dealers	602,522	
and clearing organizations	-	-
Other	25,000	-
	$ 1,627,522	$ -

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Furniture, fixtures and equipment consists of the following at December 31, 2014:

Computer equipment and software	$ 336,584
Furniture and fixtures	83,116
Leasehold improvements	49,653
	469,353
Accumulated depreciation	(363,251)
Property and Equipment, Net	$ 106,102

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2014 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March, 1 2009 and ending January 1, 2039, secured by Dallas Cowboys seats Licenses.	$ 412,603

Future payments under long-term debt as of December 31, 2014 are as follows:

Year Ending December 31	
2015	5,971
2016	6,463
2017	6,996
2018	7,573
2019	8,198
Thereafter	377,402
	$ 412,603

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial no cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2014, are listed as follows:

Year Ended December,31	Total
2015	$ 333,904
2016	280,586
2017	284,688
2018	243,133
2019	222,731
Thereafter	264,778
	$ 1,629,820

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2014, was $492,700 and is included in the office rent line on the statement of income.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $2,830,103 which was $2,717,452 in excess of its required net capital of $112,651. The Company's net capital ratio was .60 to 1.

NOTE 9. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2014:

Federal:		
Current	$	166,352
Deferred		(55,861)
State:		
Arizona		125
California		800
Florida		-
Illinois		1,260
New York		1,250
Texas		33,082
Total tax expense	$	147,008

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

Components of the net deferred tax asset (liability) are as follows at December 31, 2014:

Deferred tax assets resulting from:		
Unrealized losses on securities	$	27,231
Deferred Rent		33,018
Reimbursable Expenses		98,261
Total deferred tax asset	$	158,510
Deferred tax liability resulting from:		
Stock compensation	$	(34,666)
Property and equipment		(36,504)
Total deferred tax liability	$	(71,170)

NOTE 10. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2014 was $154,861.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services. As of December 31, 2014, $15,000 remains outstanding.

The Company rents a property in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $87,000 for the year ended December 31, 2014.

NOTE 12. STOCK REPURCHASE AGREEMENT

During 2011, the Company entered into a stock repurchase agreement with a current shareholder. The agreement includes three installments. The first installment was executed in December 2011 for 1,350 shares at $399 per share. The Company paid half of the agreed price prior to December 31, 2011, and the remainder subsequent to year-end. The second installment was executed on July 13, 2012, for 500 shares at $399 per share. The third installment was executed on December 14, 2012, for 300 shares at $399 per share.

The Company adopted an employee stock purchase plan in order to offer the 2,150 shares to various key employees. During 2011, 855 shares were purchased by employees at $199 per share for a total of $170,376. During 2012, 605 shares were purchased by employees at $199 per share for a total of $120,558. During 2013, 465 shares were purchased by employees at $199 per share for a total of $92,655. The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. The compensation expense related to the sale of the 1925 shares at a discount will be amortized over the next three years for each installment. Expense of $127,848 was recognized during the year ended December 31, 2014. Expense of $101,965 remains to be amortized through December 31, 2016.

NOTE13 . SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2014, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2014 that warrant disclosure or recognition.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

Net Capital Computation:		
Total shareholders' equity	$	5,408,628
Non-allowable assets -		
Other receivables		(1,568,402)
Other assets		(764,136)
Property and equipment, net		(106,102)
Net capital before haircuts on security positions		2,969,988
Haircuts on securities		(139,885)
Net Capital	$	2,830,103
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	112,651
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	2,717,452
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	2,661,127
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	1,689,759
Percentage of aggregate indebtedness to net capital		59.71%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on February 24, 2015.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENTS REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2014 or for the year then ended.

ESTRADA HINOJOSA & COMPANY

Exemptive Provisions Regarding Rule 15c3-3
Under the Securities Exchange Act of 1934

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Estrada, Hinojosa & Company

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc.'s Exemption Report, in which (1) Estrada Hinojosa & Company, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 27, 2015

ESTRADA • HINOJOSA
INVESTMENT BANKERS

RECEIVED
2015 MAR -4 PM 4:21
SEC / MR

ESTRADA HINOJOSA & COMPANY, INC.

COMPLIANCE REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2014.

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014.

4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2104; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. was derived from the books and records of the Company.

Estrada Hinojosa + Company, Inc.

Estrada Hinojosa & Company, Inc

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: R A Estrada

Chief Compliance Officer

February 27, 2015

cc: Noe Hinojosa, Jr., President & CEO

ESTRADA HINOJOSA & COMPANY, INC.
1717 Main Street , Suite 4700, Lockbox 47 , Dallas, Texas 75201
(214) 658-1670 , (800) 676-5352 , Fax (214) 658-1671
Member FINRA/SIPC
DALLAS AUSTIN CHICAGO HOUSTON MIAMI NEW YORK SAN ANTONIO SAN DIEGO

ESTRADA • HINOJOSA
INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers'). This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) as the Firm operates under the (k)(2)(ii) exemption. All customer transactions are cleared through First Southwest Company, LLC ("FSW") on a fully disclosed basis. The Firm has met the (k)(2)(ii) exemption throughout the most recent fiscal year without exception (2014). The Firm has operated under this exemption since retaining FSW for our clearing services.

Estrada Hinojosa & Co., Inc.

Estrada Hinojosa & Company, Inc

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: RA Estrada

Chief Compliance Officer

February 27, 2015

Cc: Noe Hinojosa, Jr. President & CEO

weaver Assurance · Tax · Advisory

RECEIVED
2015 MAR -4 PM 4:22
SEC / MR

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Estrada Hinojosa & Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 to respective cash disbursement entries in the general ledger and copies of checks without exception.
2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2014 to the total revenues reported in Form SIPC-7 for the year ended December 31, 2014 without exception.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.
4. Footed the Form SIPC-7 and the related schedules and working papers without exception.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.
Fort Worth, Texas
February 27, 2015

weaver
Assurance · Tax · Advisory

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Estrada Hinojosa & Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 to respective cash disbursement entries in the general ledger and copies of checks without exception.
2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2014 to the total revenues reported in Form SIPC-7 for the year ended December 31, 2014 without exception.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.
4. Footed the Form SIPC-7 and the related schedules and working papers without exception.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.
Fort Worth, Texas
February 27, 2015